Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, NJ 07407
201-791-7600 Fax: 201-703-4113
www.sealedair.com

February 28, 2007

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Sealed Air Corporation
Commission File No. 1-12139

Greetings:

On behalf of Sealed Air Corporation (the “Company”), I have enclosed for filing under Section 13 of the Securities Exchange Act of 1934, as amended, the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, which is being filed electronically through the EDGAR System. No fee is required with this filing.

Among the changes this year, the Company has applied the guidance provided in SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” as well as adopted SFAS No. 123 (revised), “Share-Based Payment” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

The paper filing of the Company’s 2006 Annual Report to Stockholders will be sent to the Securities and Exchange Commission at the time the Company files its definitive proxy statement for its 2007 Annual Meeting of Stockholders.

In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed as an exhibit to the enclosed Form 10-K certain instruments with respect to long-term debt where the total amount of long-term debt under each such instrument does not exceed 10 percent of the consolidated total assets of the Company. The Company agrees to furnish a copy of any such agreement or instrument upon the request of the Securities and Exchange Commission.

Very truly yours,
/s/ SEAN E. DEMPSEY
Sean E. Dempsey
Senior Counsel and Assistant Secretary

Enclosures
cc:  New York Stock Exchange, Inc.